May 31, 2002

ASCHE AG product range for general practitioners sold to Italian company Chiesi Farmaceutici

Schering's (FSE: SCH, NYSE: SHR) subsidiary ASCHE AG has agreed with the Italian company Chiesi Farmaceutici that Chiesi should takeover their range of products aimed at general practitioners. The sale to Chiesi is part of the strategic re-organization of the Schering Deutschland Group.

ASCHE AG's general practitioners' range comprises mainly over-the-counter drugs, e.g. in the field of gastroenterology. In 2001, ASCHE AG achieved a turnover of about EUR 22 million with their general practitioners' range. "In Chiesi, we have found a partner who as part of their long-term strategy will integrate ASCHE's general practitioners' product range into their own portfolio," said Stefan Seeger, Managing Director of Schering Deutschland GmbH, after the contract was signed. "It is important to us that the ASCHE collegues have a perspective". The headquarters of the new Italian-German company ASCHE CHIESI will be in Hamburg.

Following the transfer of this part of the business, Chiesi will offer the 79 employees working on the ASCHE general practitioners' product range a guarantee of employment for three years and will also take over the retirement fund responsibilities - financed by Schering - for this period.

Apart from the name of the traditional Hamburg company, ASCHE, all rights to the ASCHE general practitioners' product range such as Otobacid(R)N or Schnupfen Endrine(R) as well as the ASCHE Basis(R) product range will be transferred to the new company. Schering Deutschland GmbH and Chiesi have also agreed on a contract for the distribution of the Schering products Noctamid(R) and Ultralan(R) Oral for a limited period of time. Chiesi will market these products on commission from Schering. The production of the products acquired by Chiesi will partly be carried out under subcontract in Hamburg by the remaining part of ASCHE, which will then trade under a new name.

It was announced in May 2001 that the ASCHE AG production would be seperated out by 2005 from the Schering Group. This move is part of the restructuring of production in the Schering Group in order to concentrate on a small number of locations world-wide.

By acquiring the general practitioners' product range on 1st July 2002, Italian pharmaceutical manufacturer Chiesi will enter the German pharmaceutical market, one of the largest and most valuable in Europe. Dr. Alberto Chiesi, President and Managing Director of the Chiesi Group in Parma, said: "This offers us even more opportunities to develop our own products in Europe and now also to sell them in Germany through our own strong team."



Chiesi Farmaceutici is a European pharmaceutical company with its headquarters in Parma, Italy, and subsidiaries in the United States, the UK, France, Spain, Austria, and Greece, among others. The company has more than 2200 employees. With research, development and marketing of its own products in the therapeutic areas of pulmonary and cardiovascular diseases, the Chiesi group achieved a turnover of 421 million Euro worldwide in 2001 - 80% of it in Europe.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

Your contacts at Corporate Communication:

Personnel Production UWS:
Mathias Claus, Tel.: +49.30.468.12066; mathias.claus@schering.de

Business Communication:
Dr Friedrich von Heyl, Tel.: +49.30.468.15296; friedrich.vonheyl@schering.de

Investor Relations:
Peter Vogt, Tel.: +49-30-468 128 38; peter.vogt@schering.de

ASCHE AG:
Dr Friederike Lorenzen, Tel.: +49.40.38922.103; friederike.lorenzen@asche-ag.de

Find additional information at: www.schering.de/eng

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